

Press release



19 December 2001


RECEIVED
JAN 24 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Skandia makes offer for Bankhall

Skandia has made a recommended offer to acquire the UK company Lynx Group plc, and its subsidiary Bankhall, the largest providers of support services to Independent Financial Advisers (IFAs) in UK. IFAs account for more than 60% of the sales of long term savings products in the UK.

Lynx Group plc is a supplier of IT services for companies in the financial services market. The bid is for GBP 1.20 per share and values Lynx Group plc at GBP 210 million (approx. SEK 3.2 billion). This acquisition will be followed by the agreed disposal (by a management buy out) of the Lynx Group plc IT businesses for GBP 60 million.

The purpose of Skandia's bid for Lynx Group plc is to acquire Bankhall and so to continue to expand the depth and range of support services to IFAs in the UK. Key Bankhall management will remain with the company and will own 14% of the shares.

Alan Wilson, head of Skandia's UK operations and Executive Vice President of Skandia comments: "This acquisition is entirely in line with Skandia's global strategy of expanding and deepening our co-operation with financial advisers. Growing numbers of consumers are in need of and want financial advice. The acquisition of Bankhall will help accelerate the development and delivery of new services for this expanding market. This is an exciting development in the growth of Skandia as one of the UK's leading long-term savings companies."

Bankhall is the UK's leading supplier of support services to Independent Financial Advisers with turnover in 2001 totalling GBP 63.2 million. Bankhall provides services to more than 4,500 Independent Financial Advisers working for some 2,000 firms, and reported a profit of GBP 7.8 million in 2001.

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For further information, please contact:

Ulf Spång, Senior Executive Vice President, Skandia, tel. +46-8-788 25 00
Alan Wilson, Executive Vice President, Skandia, tel. +44-2380 33 44 11
Harry Vos, Head of Investor Relations, Skandia, tel. +46-8-788 25 00

We are pleased to invite you to join an international teleconference at:

10:30 hrs UK time,
11:30 hrs CET

Call number +44-(0)20-8781 0562 or +44-20-8781 0563 and request to be connected to the Skandia teleconference. Please use a quiet room.

A presentation will be available at http://www.skandia.com and http://www.skandia.se